Exhibit 4

1691 Michigan Ave, Suite 240 | Miami, FL 33139
info@khromcapital.com

October 1, 2025

Board of Directors

Acadia Healthcare Company, Inc.

6100 Tower Circle, Suite 1000

Franklin, TN 37067

Dear Members of the Board,

We are one of Acadia Healthcare Company, Inc.’s (“Acadia” or the “Company”) largest shareholders, currently owning over 5 million shares of the Company’s common stock (“Shares”), representing approximately 5.5% of the Company. We have now written to you multiple times to express our deep concerns regarding Acadia’s persistent underperformance, poor capital allocation, misaligned executive incentives, governance failures, and lack of accountability.

Our private outreach has been met with nothing more than boilerplate responses—the same generic deflection that the Company issued in response to Engine Capital LP’s September 24th letter. This is unacceptable. Shareholders deserve meaningful, urgent action to reverse Acadia’s trajectory as one of the worst-performing healthcare stocks of the past decade as evidenced by Acadia’s worst-in-class TSR.

It is unfortunate that it has come to the point where we and other shareholders, such as Engine Capital, have had to step in to call out actions that Acadia’s Board and management should have already been taking to enhance shareholder value. To be clear, we support the proposals outlined in Engine Capital’s September 24th letter. These are steps that the Board and management should have already considered and implemented as part of their management of the Company. However, we believe that shareholder trust in this Board and management team has eroded to such an extent that incremental measures are no longer sufficient.

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We believe that the Board must immediately initiate a formal strategic review process, including the evaluation of a sale of all or part of the Company. Our research suggests that credible, interested bidders exist. Yet Acadia has refused to initiate a strategic review process. This refusal is troubling, and shareholders deserve a clear explanation for why the Board will not commence a strategic review process to determine whether it represents the best path to maximizing shareholder value.

Of course, operational improvements—such as those proposed by Engine Capital—should continue in parallel. However, the Board’s fiduciary obligations require that it consider and evaluate in good faith all avenues for value creation for its shareholders. We believe that the Board refusing to run a strategic review is, at best, negligent—and at worst, a breach of its fiduciary duties.

Persistent Value Destruction

Acadia’s share price today is drastically lower than it was ten years ago. During this same period, peers such as HCA Healthcare, Inc., Universal Health Services, Inc., and Tenet Healthcare Corp. have created substantial value for their shareholders, while Acadia shareholders have suffered through what can only be called a “lost decade.”

This underperformance is not the fault of industry dynamics. Rather, it is the direct result of repeated strategic missteps, entrenched and misaligned leadership, and a Board that has consistently refused to take responsibility for its actions.

A Decade of Strategic Missteps

For over ten years—with no meaningful Board refreshment—Acadia has made a series of costly errors, such as:

●	Entered and then exited the UK market.
●	Replaced proven CEO Debbie Osteen with leadership that has failed to generate value.
●	Launched another aggressive and poorly justified capital expenditure campaign.
●	Repurchased Shares and raised leverage amid a $1+ billion capex cycle, Department of Justice (“DOJ”) investigation, civil lawsuits, and negative free cash flow.
●	Awarded executive bonuses simply for enduring the DOJ probe.
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These and other decisions have collectively destroyed shareholder value and eroded market trust, and the Board has taken no responsibility for these missteps. This is not an asset quality problem—it is a management and Board problem. The assets themselves remain valuable. What is broken is the governance and leadership structure that continues to make ill-advised decisions, entrench itself in power, and resist meaningful change.

An Entrenched and Misaligned Board Has Destroyed Shareholder Value

The Board has been content to collect compensation without adding value or refreshing its membership in the face of continued shareholder value destruction. The Board has failed to refresh itself despite prolonged underperformance:

●	Reeve B. Waud: 20 years
●	William F. Grieco: 14 years
●	Wade D. Miquelon: 13 years
●	E. Perot Bissell: 12 years
●	Vicky B. Gregg: 9 years
●	Jason R. Bernhard: 6 years
●	Michael J. Fucci: 5 years

Compounding this problem, none of the directors own a material amount of Acadia stock. They lack any meaningful personal capital at risk, yet are making critical decisions about shareholder capital—decisions that have repeatedly destroyed value. A Board so financially misaligned with its owners cannot be trusted to act with the urgency and accountability that shareholders deserve.

Governance Failures

Acadia’s governance structure has resulted in an entrenched Board that lacks accountability to its shareholders. We believe that the Company’s stockholders deserve a Board whose interests are aligned with the Company’s shareholders and that the following changes should be implemented to support such alignment:

●	Staggered Board. The Company’s decision to wait until 2029 to de-stagger the Board is indefensible. Shareholders should not have to wait four more years for basic accountability. This timeline must be accelerated.
●	No Policy on Director Tenure. Several directors have served well over a decade—including Mr. Waud for 20 years—while presiding over chronic underperformance. Without meaningful refreshment, the Board is entrenched, stale, and resistant to change.
●	No Director Age Limits. Two current directors are in their 70s. Best-in-class boards enforce age limits to ensure continuous renewal and the regular infusion of fresh perspectives.
●	No Corporate Governance Guidelines. The Company lacks even the basic framework that most public companies adopt as a matter of course. A Code of Ethics is not a substitute for comprehensive corporate governance guidelines.
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●	Lack Meaningful Ownership. Collectively, the Company’s Board and management team, which according to the Company’s 2025 proxy statement, includes 13 directors and executives, own only 1.3% of Acadia stock in the aggregate. With so little personal capital at risk, the Board and management team is alarmingly misaligned with its shareholders.
●	Shareholder Disenfranchisement. Only the Board—not shareholders—may call special meetings. This governance structure prioritizes entrenchment over accountability and demonstrates a clear disregard for shareholder rights.

Together, these governance failures underscore why Acadia is seen as unresponsive, unaccountable, and incapable of creating value.

Shareholders Have Lost Confidence

Moreover, the Company’s recent annual meeting results underscore this shareholder dissatisfaction. Significant votes “Against” the Company’s nominees—3.3 million against Jason Bernhard, 8.8 million against William Grieco, 5.0 million against R. David Kelly, and a staggering 17.2 million against Reeve Waud—show an obvious lack of confidence and a desire for change among shareholders. These are not routine protest votes; they are a referendum on this Board’s failure to create value.

The Path Forward

We support the growing chorus of shareholders calling for urgent and decisive action by Acadia’s management and Board. This includes the proposals outlined by Engine Capital—such as enhancing governance, enforcing financial discipline, and pursuing asset sales. In parallel, however, the Board should immediately initiate a formal strategic review process to evaluate whether a partial or full sale of the Company would be the best path forward to maximize shareholder value. We believe that a full sale of the Company represents the most efficient and effective path to unlocking shareholder value and its consideration should be a top priority for this Board.

There is no valid reason to delay or avoid conducting a competitive bidding process or evaluating serious offers from interested acquirers. Given the widespread erosion of confidence in this Board’s leadership, the shareholders deserve a Board that will assess all credible alternatives.

We believe that credible and interested parties are indeed out there. These opportunities must be surfaced through a formal, publicly announced strategic review process. Given Acadia’s catastrophic share price performance, this Board’s “wait and see” approach is no longer acceptable. A rigorous strategic review will demonstrate that the Board is finally willing to take meaningful, tangible steps to unlock value for the Company’s owners.

Importantly, the ongoing DOJ investigation cannot serve as an excuse for inaction. There is ample precedent for transactions being completed at attractive valuations during active regulatory reviews,

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including DOJ reviews. We are confident that the Company and potential acquirers would be able to negotiate terms that would provide adequate protection to an acquirer under these circumstances.

The Board’s fiduciary duty is to act in the best interests of all shareholders. If it refuses to do so, we—and, we believe, many other frustrated shareholders—will pursue all available avenues, including nominating directors and building broader shareholder support to enforce accountability.

Conclusion

We call on the Board to immediately:

●	Announce a good-faith, public strategic review process, including the evaluation of a potential sale of the Company.
●	Accelerate critical governance reforms, including de-staggering the Board well before 2029, implementing director age and tenure limits, and adopting comprehensive corporate governance guidelines.

Excuses are no longer acceptable—meaningful action to create shareholder value must begin immediately.

Sincerely,

/s/ Eric Khrom

Eric Khrom

Managing Partner

Khrom Capital

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